SUB-ITEM 77Q1(d)
WESTERN ASSET INTERMEDIATE MUNI FUND INC.





 Authorization of Variable Rate Demand Preferred Shares.


Western Asset Intermediate Muni Fund Inc. (the ?Fund?) created a series of up to 1,896 shares of preferred stock, par value
$.001 per share, liquidation preference $25,000 per share, is hereby authorized and designated ?Series 1 Variable Rate
Demand Preferred Stock,? also referred to herein as ?Series
1 VRDP? or ?Series 1 VRDP Shares,? and references to ?Series
1 VRDP Shares? shall also be interpreted as references to ?shares of Series 1 VRDP,? as the context may require. Each share of Series 1 VRDP shall be issued on a date determined by the Board of Directors of the Fund or pursuant to their delegated authority; and have such other preferences, voting powers, limitations as to dividends, qualifications and terms and conditions of redemption, in addition to those required by applicable law or as set forth in the Charter, as set forth in Parts I and II of these Articles Supplementary (as defined below. Each share of Series 1 VRDP shall be issued on a date determined by the Board of Directors of the Fund or pursuant to their delegated authority; have an Applicable Rate equal to the sum of 0.09% per annum plus the Securities Industry and Financial Markets Association (?SIFMA?) Municipal Swap Index, published at 3:00 p.m., New York City time, on Wednesday, February 18, 2015, or 0.11% per annum, if the SIFMA Municipal Swap Index is not so published, for the Initial Rate Period from, and including, the Date of Original Issue to, and including, February 25, 2015, and have an initial Dividend Payment Date of April 1, 2015;
and have such other preferences, voting powers, limitations as to dividends, qualifications and terms and conditions of redemption, in addition to those required by applicable law or as set forth in the Charter, as set forth in Parts I and II of these Articles Supplementary. The Series 1 VRDP shall constitute a separate series of preferred stock of the Fund and each share of Series 1 VRDP shall be identical. Except as otherwise provided with respect to any additional Series of VRDP, the terms and conditions of these Articles Supplementary apply to each Series of VRDP.

The number of Series 1 VRDP Shares that the Board of Directors has authorized on or prior to the date hereof for issuance is 1,896.
The Board of Directors may, from time to time, authorize the issuance of additional VRDP Shares in accordance with the terms hereof.

Please also refer to Sub-Item 77Q1(a) of this Form N-SARS.